SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, DC 20549

                            SCHEDULE 13D
                           (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED
           PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
               FILED PURSUANT TO RULE 13d-2(a)



                          Clarent Corporation
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                           (NAME OF ISSUER)

                             Common Stock
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                    (TITLE OF CLASS OF SECURITIES)

                               180461105
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                            (CUSIP NUMBER)

                       Hummingbird Management, LLC
               (f/k/a Morningside Value Investors, LLC)
                    153 East 53rd Street, 55th Floor
                       New York, New York 10022

                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                             July 2, 2002
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        (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

    Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                   (Continued on following pages)


                          (Page 1 of 6 pages)

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CUSIP No. 180461105              13D           Page 2 of 6 Pages
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1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Hummingbird Management, LLC
              (f/k/a Morningside Value Investors, LLC)
              IRS No. 13-4082842
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2.          CHECK THE APPROPRIATE BOX IF A  GROUP*    (a)    [ ]
                                                      (b)    [ ]

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3.            SEC USE ONLY

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4.            SOURCES OF FUNDS

              OO
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5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [ ]
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6.            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
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  NUMBER OF    7.      SOLE VOTING POWER          3,224,500
   SHARES
              --------------------------------------------------
BENEFICIALLY   8.      SHARED VOTING POWER        0
  OWNED BY
              --------------------------------------------------
    EACH       9.      SOLE DISPOSITIVE POWER     3,224,500
 REPORTING
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PERSON WITH   10.      SHARED DISPOSITIVE POWER    0

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11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON

              3,224,500
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES *                    [ ]

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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   8.1%

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14.       TYPE OF REPORTING PERSON*

          OO
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
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CUSIP No. 180461105            13D             Page 3 of 6 Pages
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ITEM 1 SECURITY AND ISSUER

         Title of Class of Securities

           Common stock $.001 par value per share (the "Shares")

         Name and Address of Issuer

            Clarent Corporation (the "Company" or the "Issuer")
            700 Chesapeake Drive
            Redwood City, California 94063


ITEM 2 IDENTITY AND BACKGROUND

         This statement is being filed by Hummingbird Management, LLC (f/k/a Morningside Value Investors, LLC), a Delaware limited liability company("Hummingbird"), whose principal business and principal office address is 153 East 53rd Street,55th Floor, New York, New York 10022. Hummingbird acts as investment manager to The Hummingbird Value Fund, L.P. ("HVF") and to The Hummingbird Microcap Value Fund, L.P.
(the "Microcap Fund") and has the sole investment discretion and voting authority with respect to the investments owned of record by each of HVF and Microcap Fund. Accordingly, Hummingbird may be deemed for purposes of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended (
"Rule 13d-3"), to be the beneficial owner of the Shares owned by HVF and Microcap Fund. The managing member of Hummingbird is Paul Sonkin.
Mr. Sonkin is also the managing member of HVF Capital (f/k/a Morningside Capital, LLC) ("HVF Capital"), the general partner of HVF and Microcap Fund.

         Both HVF and Microcap Fund are Delaware limited partnerships whose principal business and principal office address is 153 East 53rd Street,55th Floor, New York, New York 10022 and whose principal business is investing in securities in order to achieve its investment objectives. Mr. Sonkin is a citizen of the United States and HVF Capital is a Delaware limited liability company. The principal business and principal office address of both Mr. Sonkin and HVF Capital is 153 East 53rd Street, 55th Floor, New York, New York 10022.

         During the past five years none of Hummingbird, HVF, Microcap Fund, Mr. Sonkin or HVF Capital has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

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CUSIP No. 180461105            13D             Page 4 of 6 Pages
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ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of July 2, 2002, Hummingbird has caused each of HVF and Microcap Fund to invest approximately $260,636.64 and $63,567.25, respectively, in the Shares of the Issuer using their respective working capital.


ITEM 4 PURPOSE OF TRANSACTION

         The Shares were acquired for investment purposes. However, Hummingbird may hold talks or discussions with various parties, including, but not limited to, the Issuer's management, its board of directors and other shareholders on a variety of possible subjects regarding ways to increase shareholder value. Some of the suggestions Hummingbird might make may affect control of the Issuer and/or may relate to the following: the merger, acquisition or liquidation of the Issuer, the sale or transfer of the assets of the Issuer, a change in the board of directors or the management of the Issuer, a change in the present capitalization or dividend policy of the Issuer or a change in the Issuer's charter or by-laws. Hummingbird intends to pay close attention to developments at and pertaining to the Issuer, and, subject to market conditions and other factors deemed relevant by Hummingbird, Hummingbird may, directly or indirectly, purchase additional Shares of the Issuer or dispose of some or such Shares in open-market transaction or privately negotiated transactions.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) As the holder of sole voting and investment authority over the Shares owned by HVF and the Microcap Fund, Hummingbird may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 3,224,500 Shares representing approximately 7.9% of the outstanding shares of the Issuer (based upon 40,685,680 shares outstanding as of July 31, 2001, as reported on the latest Definitive Schedule 10-Q of the Issuer). Hummingbird disclaims any economic interest or beneficial ownership of the Shares covered by this Statement.

         Mr. Sonkin is the managing member and control person of Hummingbird, and for purposes of Rule 13d-3 may be deemed the beneficial owner of such Shares deemed to be beneficially owned by Hummingbird. Thus, Mr. Sonkin may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of 3,224,500 Shares of the Issuer (7.9% of the outstanding shares) Issuer (based upon 40,685,680 shares outstanding as of July 31, 2001, as reported on the latest Definitive Schedule 10-Q of the Issuer). Mr. Sonkin disclaims any economic interest or beneficial ownership of the Shares.

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CUSIP No. 180461105            13D             Page 5 of 6 Pages
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         (c) Hummingbird caused the Microcap Fund to effect transactions in the
Shares during the past 60 days as set forth below:

                                        AMOUNT OF
  DATE                 TYPE              SHARES     PRICE/SHARE
  ----                 ----             ------       -----------
5/8/2002       open market purchase        5,000          0.26
5/9/2002       open market purchase       25,000          0.2625
5/9/2002       open market sale           25,000          0.2875
5/20/2002      open market purchase        5,000          0.1575
5/22/2002      open market purchase       25,000          0.1155
5/23/2002      open market purchase      150,000          0.1226
5/28/2002      open market purchase      175,000          0.126
6/13/200       open market purchase      200,000          0.031
6/20/2002      open market sale           10,000          0.09

         Hummingbird caused the HVF to effect transactions in the Shares during the past 60 days as set forth below:

                                        AMOUNT OF
  DATE                 TYPE              SHARES     PRICE/SHARE
  ----                 ----             ------       -----------
5/6/2002       open market purchase       5,000          0.27
5/8/2002       open market purchase       5,000          0.26
5/9/2002       open market purchase      25,000          0.2625
5/9/2002       open market sale          25,000          0.2875
5/10/2002      open market purchase      50,000          0.2625
5/17/2002      open market purchase       1,000          0.26
5/20/2002      open market purchase      10,000          0.1575
5/22/2002      open market purchase      75,000          0.1155
5/23/2002      open market purchase     325,000          0.1226
5/28/2002      open market purchase     400,000          0.126
5/29/2002      open market purchase     650,000          0.1156
6/13/2002      open market purchase   1,000,000          0.031


         (d) Inapplicable.

         (e) Inapplicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.

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CUSIP No. 180461105            13D             Page 6 of 6 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 2, 2002

HUMMINGBIRD MANAGEMENT, LLC

By:  /s/ Paul D. Sonkin
     -----------------------------
Name:  Paul D. Sonkin
Title: Managing Member